UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bay Bancorp, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

07203T106

(CUSIP Number)

Bay Bancorp, Inc.

2328 West Joppa Road, Suite 325

Lutherville, MD  21093

(410) 494-2580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Financial Services Partners Fund I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Hovde Private Equity Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Hovde Acquisition I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Eric D. Hovde

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Richard J. Perry, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 07203T106	13D

Item 1.                          Security and Issuer.

This Schedule 13D relates to the Common Stock (“Common Stock”) of Bay Bancorp, Inc. (formerly Carrollton Bancorp) a Maryland corporation, with its principal executive offices located at 2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093 (the “Company” or “Bay Bancorp”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.                          Identity and Background.

(a)                                 This Schedule 13D is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”): (i) Financial Services Partners Fund I, LLC; (ii) Hovde Acquisition I, LLC; (iii) Hovde Private Equity Advisors, LLC; (iv) Eric D. Hovde; and (v) Richard J. Perry, Jr.

(b)                                 The principal business address of each Reporting Person is:

H Bancorp LLC

7151 Columbia Gateway Drive

Columbia, MD 21046

(c)                                  The principal business of Hovde Private Equity Advisors, LLC is investment advisory services.

The principal business of Hovde Acquisition I, LLC is asset management.

The principal business of Financial Services Partners Fund I, LLC is banking and asset management.

Eric D. Hovde serves as Managing Member, President and Chief Executive Officer of Hovde Private Equity Advisors, LLC, and as Managing Member of Hovde Acquisition I, LLC.

Richard J. Perry, Jr., serves as Managing Member, Chief Operating Officer of Hovde Private Equity Advisors, LLC, and as Managing Member of Hovde Acquisition I, LLC.

(d)                                 None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of the Reporting Persons is a citizen of the United States.

CUSIP No. 07203T106	13D

Item 3.                          Source and Amount of Funds or Other Consideration.

Inapplicable

Item 4.                          Purpose of Transaction.

As previously disclosed in Item 4 of Schedule 13D, dated April 19, 2013 (the “April 2013 Schedule 13D”), filed by the Reporting Persons, in connection with obtaining required regulatory approval of the merger of Jefferson Bancorp, Inc. with and into Carrollton Bancorp (now known as Bay Bancorp, Inc.) from the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Mr. Hovde and Hovde Acquisition I, LLC, together with Western Acquisitions, L.L.C., which indirectly owned substantially all of the stock of Sunwest Bank and is indirectly controlled by Mr. Hovde and Mr. Perry, committed to combine and restructure the holding companies that controlled Bay Bank, FSB, Bay Bancorp and Sunwest Bank into a single bank holding company.  On August 16, 2013, H Bancorp LLC (then known as Western Acquisition Partners LLC) filed a combined notification (the “Notification”) pursuant to sections 4(c)(8) and 4(j) of the Bank Holding Company Act of 1956, as amended (12 U.S.C. §§ 1843(c)(8) and 1843(j)) with the Federal Reserve relating to the proposed acquisitions of 22.83% of the voting securities of Carrollton Bancorp, Lutherville, Maryland (renamed Bay Bancorp, Inc. effective on November 1, 2013) and 6.84% of the voting securities of another bank holding company.  By letter dated January 23, 2014, The Federal Reserve Bank of Richmond, acting under authority delegated by the Federal Reserve, approved the Notification (the “Approval Letter”).  On June 26, 2014, in order to comply with the Approval Letter, Financial Services Partners Fund I LLC, a Delaware limited liability company and a Reporting Person (“FSPF”) made a pro rata distribution at no consideration to its limited liability company members of all of the Common Stock beneficially owned by FSPF, which included the Common Stock previously reported in Item 1 of the April 2013 Schedule 13D (the “Liquidating Distribution”).  In accordance with the Notification and the Approval Letter, Mr. Hovde and his brother, Steven D. Hovde, will make a contribution in kind of the Common Stock they received in the Liquidating Distribution to H Bancorp LLC.  On June 30, 2014, FSPF converted to a Delaware statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801, et seq.) by filing with the Delaware Secretary of State a Certificate of Conversion to a Statutory Trust of Financial Services Partners Fund I LLC to Concord Assets Liquidating Trust and a Certificate of Trust of Concord Assets Liquidating Trust. Except as disclosed above, the Reporting Persons do not have any plans or proposals, which relate to or would result in:

a.              The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.              An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.               A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.              Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.               Any material change in the present capitalization or dividend policy of the issuer;

f.                Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals

CUSIP No. 07203T106	13D

to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.               Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the issuer by any person;

h.              Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.                  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.                 Any action similar to any of those enumerated above.

Item 5.                          Interest in Securities of the Issuer.

(a)                                 Inapplicable

(b)                                 Inapplicable

(c)                                  Inapplicable

(d)                                 Inapplicable

(e)                                  June 26, 2014

This Amendment No. 1 is being filed to report the fact that as of June 26, 2014, made a pro rata distribution at no consideration to its limited liability company members of all of the shares of the Common Stock of the Issuer beneficially owned by it, and ceased to be the beneficial owner of more than five percent of the issued and outstanding Shares of the Common Stock of the Issuer.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Inapplicable

Item 7.                          Material to be Filed as Exhibits

Inapplicable

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 2, 2014

/s/ Eric. D. Hovde
Eric D. Hovde

/s/ Richard J. Perry, Jr.
Richard J. Perry, Jr.

FINANCIAL SERVICES PARTNERS FUND I, LLC

By:	Hovde Acquisition I LLC,
its Managing Member

By:	/s/ Richard J. Perry, Jr.
Name: Richard J. Perry, Jr.
Title: Managing Member

HOVDE ACQUISITION I, LLC

By:	/s/ Richard J. Perry, Jr.
Name: Richard J. Perry, Jr.
Title: Managing Member

HOVDE PRIVATE EQUITY ADVISORS, LLC

By:	/s/ Richard J. Perry, Jr.
Name: Richard J. Perry, Jr.
Title: Managing Member